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S 09059603 MMISSION

BB 3/11

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50492 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Port Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2713 W. Coast Highway
(No. and Street)

Newport Beach, (City) CA (State) 92663 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard H. Lemmon, Jr. 949-574-9286
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles, (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Richard H. Lemmon, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Port Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

JESSICA FUSON
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 1743010
ORANGE COUNTY
My Comm. Exp. April 30, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Jurat

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 26th day of February, 20 09 by Richard H. Lemmon, Jr.,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature (Notary seal)

JESSICA FUSON
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 1743010
ORANGE COUNTY
My Comm. Exp. April 30, 2011

## OPTIONAL INFORMATION

**INSTRUCTIONS FOR COMPLETING THIS FORM**

*The wording of all Jurats completed in California after January 1, 2008 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one which does contain proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.*

**DESCRIPTION OF THE ATTACHED DOCUMENT**

_______________
(Title or description of attached document)

_______________
(Title or description of attached document continued)

Number of Pages _____ Document Date _________

_______________
(Additional information)

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

# ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2008

Port Securities, Inc.
2713 W. Coast Hwy.
Newport Beach, CA 92663

## CONTENTS

**Elizabeth Tractenberg, CPA**
**3832 SHANNON ROAD**
**LOS ANGELES, CALIFORNIA 90027**
**323/669-0545 – Fax 323/669-0575**

# INDEPENDENT AUDITOR'S REPORT

Board of Directors
Port Securities, Inc.
Newport Beach, California

I have audited the accompanying statement of financial condition of Port Securities, Inc as of December 31, 2008 and related statements of operations, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Port Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Port Securities, Inc. as of December 31, 2008 and the results of its operations, cash flows and stockholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Page 9 includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 6, 2009

# PORT SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2008

### ASSETS

| | | |
|---|---|---|
| Cash - checking | | $ 121,655 |
| Clearing deposit | | 28,003 |
| Commissions receivable | | 1,869 |
| Deposits | | 393 |
| Prepaid expenses | | 2,983 |
| TOTAL ASSETS | | $ 154,903 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accounts payable and accrued expenses | | $ 15,009 |
| Commissions payable | | 2,390 |
| Pension contribution payable | | 6,250 |
| TOTAL LIABILITIES | | 23,649 |
| STOCKHOLDER'S EQUITY | | |
| Common stock (1,000 shares authorized and 51 shares issued and outstanding, no par value | $ 1,500 | |
| Paid-in capital | 27,000 | |
| Retained earnings | 102,754 | 131,254 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | | $ 154,903 |

See Accompanying Notes to Financial Statements

# PORT SECURITIES, INC.
## STATEMENT OF INCOME
## FOR THE YEAR ENDED DECEMBER 31, 2008

| | |
|---|---|
| **REVENUES** | |
| Commissions | $ 249,840 |
| Interest income | 563 |
| TOTAL REVENUES | 250,403 |
| **DIRECT COSTS** | |
| Clearing charges | 25,562 |
| Commissions expense | 88,224 |
| Quotes & research | 1,379 |
| TOTAL DIRECT COSTS | 115,165 |
| GROSS PROFITS | 135,238 |
| **OPERATING EXPENSES** | |
| Auto | 7,834 |
| Equipment rent | 7,873 |
| License and regulatory fee | 1,545 |
| Office expense | 2,344 |
| Pension | 6,250 |
| Professional services | 2,940 |
| Rent | 7,602 |
| Salaries, wages and related expenses | 35,268 |
| Sales promotions | 14,152 |
| Telephone | 4,505 |
| Travel and entertainment | 26,400 |
| All others | 4,724 |
| TOTAL OPERATING EXPENSES | 121,437 |
| INCOME BEFORE INCOME TAX PROVISION | 13,801 |
| INCOME TAX PROVISION | 800 |
| NET INCOME | $ 13,001 |

See Accompanying Notes to Financial Statements

PORT SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

| | Common Stock Shares | Common Stock | Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balance, December 31, 2007 | 1,500 | $ 1,500 | $ 27,000 | $ 114,753 | $ 143,253 |
| Net Income | | | | 13,001 | 13,001 |
| Capital distribution | | | | (25,000) | (25,000) |
| Balance, December 31, 2008 | 1,500 | $ 1,500 | $ 27,000 | $ 102,754 | $ 131,254 |

See Accompanying Notes to Financial Statements

PORT SECURITIES, INC.

STATEMENT OF CASH FLOWS

DECEMBER 31, 2008

| | |
|---|---|
| Cash Flows from Operating Activities: | |
| Net income | $ 13,001 |
| Changes in operating assets and liabilities: | |
| Clearing deposit | (566) |
| Commissions receivable | 3,989 |
| Prepaid expenses | (444) |
| Accounts payable | (20,032) |
| Commissions payable | 2,390 |
| Pension contribution payable | (3,750) |
| Net cash used in operating activities | (5,412) |
| Cash Flows for Investing Activities: | 0 |
| Cash Flows for Financing Activities: | |
| Capital distribution | (25,000) |
| Cash Flows for Financing Activities | (25,000) |
| Net increase (decrease) in cash | (30,412) |
| Cash at beginning of year | 152,067 |
| Cash at end of year | $ 121,655 |
| <u>SUPPLEMENTAL INFORMATION</u> | |
| Interest paid | $ 0 |
| Income taxes paid | $ 800 |

See Accompanying Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Nature of Business**

Port Securities, Inc. (the Company) has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) as of June 4, 1998. The Company was incorporated July 9, 1997 under the laws of the State of California, and is a member of the National Association of Securities Dealers, Inc. (NASD). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency (FINRA).

The company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c-3 (k) (2) (ii) and is exempt from certain provisions and requirements of the Securities Exchange Commission.

**Cash and cash equivalents**

Cash and cash equivalents include cash on hand; cash in the bank and all short-term debt securities purchased with a maturity of three months or less. The Company has no bank deposits in excess of federally insured limits of $100,000.

**Property, Equipment and Depreciation**

Property and equipment are carried at cost. Depreciation is calculated using a straight line method over estimated economic lives of 3 to 7 years.

**Income Taxes**

The Company elected to be taxed as an S Corporation for Federal and California state income tax purposes. As an S Corporation, Federal and California state taxable income or loss of the Company is allocated to each stockholder in proportion to the stockholder's ownership interest. The appropriate income tax for the allocated share of income is determined by the stockholder's tax status. Additionally, S Corporations are subject to California franchise tax of 1.5% of taxable income.

**Revenue**

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the computation of net capital requirements following these Notes to Financial Statements.

NOTE 3 – CLEARING BROKER DEPOSIT

The Company has an agreement with a clearing broker which requires a minimum deposit of $25,000.

NOTE 4 – PROVISION FOR INCOME TAXES

The Company's fiscal year ends December 31, 2008. The provision for income taxes for the year consists of 1.5% of net income before taxes.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions. The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk.

The Company is currently operating under a month to month standard commercial lease for use of its current office space.

PORT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

## NOTE 6 – COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15C3-3

A computation of reserve requirements in not applicable to Port Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii). .

## NOTE 7 – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

Information relating to possession or control requirements in not applicable to Port Securities, Inc. as the Company is exempt under Rule 15c3-3 (k)(2)(ii).

# PORT SECURITIES, INC.
## COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
## DECEMBER 31, 2008

| | | |
|---|---|---|
| **COMPUTATION OF NET CAPITAL** | | |
| Total ownership equity from statement of financial condition | $ | 131,254 |
| Nonallowable assets: | | |
| Commissions receivable - non allowable portion | | (1,761) |
| Deposits | | (393) |
| Prepaid expenses | | (2,983) |
| NET CAPITAL | $ | 126,117 |
| **COMPUTATION OF NET CAPITAL REQUIREMENTS** | | |
| Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness | $ | 1,577 |
| Minimum dollar net capital required | $ | 5,000 |
| Net Capital required (greater of above amounts) | $ | 5,000 |
| EXCESS CAPITAL | $ | 121,117 |
| Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) | $ | 121,117 |
| **COMPUTATION OF AGGREGATE INDEBTEDNESS** | | |
| Total liabilities | $ | 23,649 |
| Percentage of aggregate indebtedness to net capital | | 18.75% |

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

| | | |
|---|---|---|
| NET CAPITAL PER COMPANY'S COMPUTATION | $ | 126,116 |
| VARIANCE: | | |
| Rounding | | 1 |
| NET CAPITAL PER AUDITED REPORT | $ | 126,117 |

See Accompanying Notes to Financial Statements

# PART II

PORT SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2008

**Elizabeth Tractenberg, CPA**
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Port Securities, Inc.
Newport Beach, California

In planning and performing my audit of the financial statements and supplemental schedules of Port Securities, Inc. (the Company) for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Port Securities, Inc.
Newport Beach, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 6, 2009